Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 2, 2021

MorphoSys’s Licensing Partner GSK Shared Preliminary Results

From OSCAR Study with Otilimab for the Treatment of Severe

Pulmonary COVID-19 Related Disease; Expanding the Study for

Patients 70 Years and Older

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR), a commercial-stage biopharmaceutical company and a leader in antibody, protein and peptide technologies, announced today that its licensing partner GlaxoSmithKline plc (LSE/NYSE: GSK) reported preliminary results of the OSCAR (Otilimab in Severe COVID-19 Related Disease) study using otilimab (formerly MOR103/GSK3196165) for the treatment of severe pulmonary COVID-19 related disease. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings.

This event of the first patient dosed in the expanded study triggers milestone payments of a total of €16 million to MorphoSys.

Otilimab is an investigational human monoclonal antibody directed against GM-CSF (granulocyte-macrophage colony-stimulating factor) that was generated by MorphoSys and outlicensed to GSK in 2013. GSK is also developing otilimab for the treatment of rheumatoid arthritis in the ongoing Phase 3 ContRAst trials.

“The preliminary study results with otilimab are encouraging news for patients 70 and older with severe COVID-19 related pulmonary disease,” said Dr. Malte Peters, Chief Research and Development Officer of MorphoSys AG. “We are pleased that our licensing partner GSK is expanding the study in order to further explore otilimab as a potential treatment option for this group of older adults suffering from severe forms of COVID-19.”

About the OSCAR study

This global, randomised, double-blind, placebo-controlled, multi-centre, proof-of-concept phase 2a OSCAR study (NCT04376684) assessed the efficacy and safety of a single intravenous infusion of otilimab 90 mg given over an hour or placebo in addition to standard of care in 806 hospitalised adults (ages 18 to 79 years) with severe COVID-19 related pulmonary disease. Standard of care permitted the use of corticosteroids (including dexamethasone), remdesivir, and convalescent plasma according to local hospital/institutional policies. Study participants were enrolled at 130 sites around the world, including in the United States, Europe, Asia, Russia, South Africa and South America. All participants had a positive SARS-CoV-2 test result; been hospitalised due to a diagnosis of pneumonia; had new onset of oxygenation impairment requiring high-flow oxygen, non-invasive ventilation or mechanical ventilation <48 hours before dosing; and had increased biological markers of systemic inflammation.

Participants were considered ‘alive and free of respiratory failure’ if they were off significant oxygen support measured using a GlaxoSmithKline (GSK) modified version ordinal scale adapted from World Health Organization (WHO) scale 2020. A full analysis is ongoing and will be made available in an upcoming pre-print publication when available.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for patients suffering from cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® and HuCAL® are registered trademarks of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab-cxix, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com